EXHIBIT 99.79

MERCATOR MINERALS PROVIDES UPDATE ON EL PILAR
COPPER PROJECT

Vancouver, British Columbia January 26, 2010 - Mercator Minerals Ltd. ("Mercator") (TSX - ML) is pleased to provide an update of the recent developments at the Company’s wholly owned El Pilar Copper Project in Northern Mexico.

Aker Chemetics (“Aker”) in Vancouver has presented the advanced basic engineering study for the sulphur burning acid plant for the El Pilar Copper Project in Northern Mexico. In the Feasibility Study developed by M3 Engineering & Technology Corp. (“M3”) the estimated capital cost, including contingency, of the acid plant was US$56.9 million, for a 600 mtpd plant.  An additional 150 mtpd of acid was projected to be purchased at market price.  Subsequent to the completion and delivery of the feasibility study Aker, a well known acid plant designer was retained to do an advanced basic design and detailed cost estimate utilizing bids for all of the major equipment. The result of the review by Aker is a 750 MTPD plant with a capital cost estimate, including contingency, of US$54.9 million. The result is a reduction of US$2.0 million in capital cost and a substantial cost savings in operational cost due to the additional acid production of 150 mtpd.

On January 9, 2010, the assembly of Ejido Miguel Hidalgo voted in favor of selling the surface rights necessary for the development of El Pilar Copper Project to Recursos Stingray (“Recursos”) a wholly owned subsidiary of Mercator. The next step is for the Ejido authorities to request from the Agrarian Authority the full title.  The process of approval by the government and granting of land title is estimated to take between three and four months.

In addition SEMARNAT (Ministry of Environment and Natural Resources) has approved the Environmental Impact Manifest (MIA) and has granted the environmental permit for the development of the Project. SEMARNAT concluded that the steps and measures included in the MIA that are to be adopted during construction and operations were adequate.  Two important factors in the approval by SEMARNAT were that; Recursos demonstrated that water is available outside the main watershed and supply from the river to nearby communities would not be affected; and that the socio-economic study developed by a project consultant demonstrated that the Project will be a positive driving force for economic development in an area of the State of Sonora with low employment.

Mercator has also started the layout for a large “crib test” on the El Pilar ore that will be conducted at Mineral Park. Two large concrete bins (15’x 25’x 16’, which have already been constructed on site at Mineral Park) will be utilized to perform a run of mine test and a minus 6” test.  The tests are being set up and supervised by an independent engineer, to duplicate start up, and optimize leaching at El Pilar. The feasibility study was based on 6” minus and was done in columns.  Run of mine was not tested.  Mercator believes that run of mine could have significant positive economics if successful. This work is being done to further optimize the El Pilar feasibility work. The test will run for at least 120 days per the design and will commence within the next month. Detailed design work on the El Pilar Copper Project is continuing while the crib test is being conducted.

"These legal steps and milestones are key for the continuing development of Mercator's El Pilar Copper Project", said Michael Surratt, President and CEO of Mercator.

Mike Broch, a senior Mercator geologist, a Qualified Person as defined by NI43-101, supervised the preparation of and verified the technical information contained in this release.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives.  In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2008 on the SEDAR website at www.sedar.com.